Exhibit 99.1

Granite REIT Announces Closing of C$288 Million Bought Deal Equity Offering

TORONTO--(BUSINESS WIRE)--November 24, 2020--Granite Real Estate Investment Trust (“Granite” or the “REIT”) (TSX: GRT.UN / NYSE: GRP.U) announced today that it has closed its previously announced public offering (the “Offering”) of 3,841,000 stapled units (the “Units”), inclusive of 501,000 Units issued pursuant to the exercise in full of the over-allotment option, at a price of C$75.00 per Unit for total gross proceeds of C$288,075,000.

The Offering was conducted on a bought deal basis through a syndicate of underwriters co-led by BMO Capital Markets and TD Securities Inc.

Granite intends to use the net proceeds from the Offering to fund the REIT’s acquisition pipeline, commitments under the REIT’s existing development projects and for general trust purposes.

ABOUT GRANITE

Granite is a Canadian-based REIT engaged in the acquisition, development, ownership and management of logistics, warehouse and industrial properties in North America and Europe. Granite owns 109 investment properties representing approximately 46.3 million square feet of gross leasable area.

OTHER INFORMATION

Copies of financial data and other publicly filed documents about Granite are available through the internet on the Canadian Securities Administrators’ Systems for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov.

For further information, please see our website at www.granitereit.com or contact Teresa Neto, Chief Financial Officer, at 647-925-7560 or Andrea Sanelli, Manager, Legal & Investor Services, at 647-925-7504.

FORWARD LOOKING STATEMENTS

This press release may contain statements that, to the extent they are not recitations of historical fact, constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding the Granite’s intended use of the net proceeds of the Offering to fund the REIT’s acquisition pipeline, commitments under the REIT’s existing development projects and for general trust purposes, Granite’s intention and ability to make future investments and acquisitions on satisfactory terms, Granite’s pro forma liquidity position assuming completion of the Offering, and Granite’s plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance, expectations, or foresight or the assumptions underlying any of the foregoing. Words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate”, “seek”, “objective” and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of Granite’s intended use of the net proceeds of the Offering, Granite’s intention and ability to acquire and develop properties on satisfactory terms, or other events, performance or results and will not necessarily be accurate indications of whether or the times at or by which future events or performance will be achieved. Undue reliance should not be placed on such statements. Forward-looking statements and forward-looking information are based on information available at the time and/or management’s good faith assumptions and analyses made in light of its perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite’s control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the risks set forth in the annual information form of Granite Real Estate Investment Trust and Granite REIT Inc. dated March 4, 2020 (the “Annual Information Form”) and management’s discussion and analysis of results of operations and financial position for the three and nine months ended September 30, 2020 (“Q3 MD&A”). The “Risk Factors” section of the Annual Information Form and the Q3 MD&A also contain information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this press release to reflect subsequent information, events or circumstances or otherwise.

Contacts

Teresa Neto
Chief Financial Officer
647-925-7560

Andrea Sanelli
Manager, Legal & Investor Services
647-925-7504